                                  FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended               December 31, 1994
                                    --------------------------------------------

                                      OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _________________ to _________________

          Commission file number    0-10716
                                 --------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        VIKING FINANCIAL SECURITY PLAN
                             411 E. Plumeria Dr.
                             San Jose, CA  95134


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            ROADWAY SERVICES, INC.
                             1077 Gorge Boulevard
                                 P.O. Box 88
                           Akron, Ohio  44309-0088

REQUIRED INFORMATION


The following financial statements are furnished for the plan:

Audited Financial Statements and Supplemental Schedules of the Viking Financial Security Plan for the years ended December 31, 1994 and 1993.


The foregoing plan financial statements were prepared in accordance with the financial reporting requirements of ERISA and were audited by independent auditors.


EXHIBITS


Consent of independent auditors.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                  VIKING FINANCIAL SECURITY PLAN



                                                        T. L. STAMBAUGH
                                                  ------------------------------
                                                  T. L. Stambaugh, Senior
                                                  Vice President - Human
                                                  Resources of Viking Freight
                                                  System, Inc. and Chairman of
                                                  the Administrative Committee

June 27, 1995

                                            Financial Statements and
                                             Supplemental Schedules

                                         Viking Financial Security Plan

                                     Years ended December 31, 1994 and 1993
                                      with Report of Independent Auditors

                         Viking Financial Security Plan

                  Financial Statements and Supplemental Schedules

                     Years ended December 31, 1994 and 1993





                                    CONTENTS
Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information  . . . . . . . . . . . . . . .  2
Statements of Changes in Net Assets Available for Benefits,
    With Fund Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6


Supplemental Schedules

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

                         Report of Independent Auditors


To the Administrative Committee
Viking Financial Security Plan


We have audited the accompanying statements of net assets available for benefits of the Viking Financial Security Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                       ERNST & YOUNG LLP


June 13, 1995

                                                  Viking Financial Security Plan

                                         Statements of Net Assets Available for Benefits,
                                                       With Fund Information

                                                         December 31, 1994
                                                             FUND INFORMATION
                                    -------------------------------------------------------------------
                                                                                VIKING
                                       COMPANY    FIXED           ASSET         INCOME         S&P 500
                                        STOCK     INCOME       ALLOCATION    ACCUMULATION       STOCK
                                         FUND     FUND            FUND           FUND           FUND
                                    -------------------------------------------------------------------
 ASSETS
 Cash and temporary cash             $  125,930
   investments
 Investments, at fair value:
  Roadway Services, Inc. Common
    Stock                             8,958,215
  Shares of registered investment
    companies:
 Collective investment funds                                   $15,842,787  $15,454,064     $13,076,958
 Guaranteed investment contracts:
   Nonrestricted                                                              1,151,758
   Restricted                                     $3,828,031
                                    -------------------------------------------------------------------
                                      9,084,145    3,828,031    15,842,787   16,605,822      13,076,958

 Receivables:
   Employer's contribution              568,487                    768,093      874,366         671,617
   Participants' contributions           25,101                     31,990       40,066          29,538
   Other                                 57,402      446,328
   Loans
                                    -------------------------------------------------------------------
 Total receivables                      650,990      446,328       800,083      914,432         701,155
                                    -------------------------------------------------------------------
 Total assets                         9,735,135    4,274,359    16,642,870   17,520,254      13,778,113
                                    -------------------------------------------------------------------

 LIABILITIES
 Accrued expenses and other               2,785       36,798                      6,074
                                    -------------------------------------------------------------------


 Net assets available for benefits   $9,732,350   $4,237,561   $16,642,870  $17,514,180     $13,778,113
                                    ===================================================================
                                                                FUND INFORMATION
                                        --------------------------------------------------------------------
                                            AIM       TEMPLETON    STAGECOACH       EMPLOYEE
                                       CONSTELLATION   FOREIGN      LIFEPATH          LOAN
                                           FUND         FUND         FUNDS           ACCOUNT        TOTAL
                                        --------------------------------------------------------------------
 ASSETS
 Cash and temporary cash investments                                                             $   125,930
 Investments, at fair value:
   Roadway Services, Inc. Common
     Stock                                                                                         8,958,215
   Shares of registered investment
     companies:
   Collective investment funds           $   288,350    $   316,865  $  418,874                   45,397,898
 Guaranteed investment contracts:
   Nonrestricted                                                                                   1,151,758
   Restricted                                                                                      3,828,031
                                        ---------------------------------------                  -----------
                                             288,350        316,865     418,874                   59,461,832

 Receivables:
   Employer's contribution                    39,514         40,269      67,255                    3,029,601
   Participants' contributions                 1,959          2,004       3,161                      133,819
   Other                                                                                             503,730
   Loans                                                                            $5,755,441     5,755,441
                                        --------------------------------------------------------------------
 Total receivables                            41,473         42,273      70,416      5,755,441     9,422,591
                                        --------------------------------------------------------------------
 Total assets                                329,823        359,138     489,290      5,755,441    68,884,423
                                        --------------------------------------------------------------------
 LIABILITIES
 Accrued expenses and other                                                                           45,657
                                        --------------------------------------------------------------------
 Net assets available for benefits       $   329,823       $359,138    $489,290     $5,755,441   $68,838,766
                                        ====================================================================

See accompanying notes.

                                                  Viking Financial Security Plan

                                         Statements of Net Assets Available for Benefits,
                                                 With Fund Information (continued)

                                                         December 31, 1993


                                                                                FUND INFORMATION
                                                      ---------------------------------------------------------------------------
                                                                                                        VIKING
                                                        COMPANY          FIXED        ASSET             INCOME        S&P 500
                                                         STOCK           INCOME     ALLOCATION        ACCUMULATION     STOCK
                                                         FUND             FUND         FUND              FUND           FUND
                                                      ---------------------------------------------------------------------------
 ASSETS
 Cash and temporary cash investments                   $  133,650      $   14,719                     $       938
 Investments, at fair value:
   Roadway Services, Inc. Common Stock                  7,478,040
   Shares of registered investment
     companies:
     Collective investment funds                                                      $15,911,505      11,639,788     $11,241,893
   Guaranteed investment contracts:
     Nonrestricted                                                                                      1,062,116
     Restricted                                                         3,883,635
                                                      ---------------------------------------------------------------------------
                                                        7,611,690       3,898,354      15,911,505      12,702,842      11,241,893

 Receivables:
   Employer's contribution                                456,877                         774,093         733,961         578,350
   Participants' contributions                             20,558                          29,870          25,634          25,360
   Interest                                                 3,877              36
   Loans
                                                      ---------------------------------------------------------------------------
 Total receivables                                        481,312              36         803,963         759,595         603,710
                                                      ---------------------------------------------------------------------------
 Total assets                                           8,093,002       3,898,390      16,715,468      13,462,437      11,845,603
                                                      ---------------------------------------------------------------------------

 LIABILITIES
 Accrued expenses and other                                 2,656          33,411                             938
                                                      ---------------------------------------------------------------------------

 Net assets available for benefits                     $8,090,346      $3,864,979     $16,715,468     $13,461,499     $11,845,603
                                                      ===========================================================================


                                                      FUND INFORMATION
                                                  -------------------------

                                                  EMPLOYEE
                                                    LOAN
                                                   ACCOUNT         TOTAL
                                                  -------------------------
 ASSETS
 Cash and temporary cash investments                            $   149,307
 Investments, at fair value:
   Roadway Services, Inc. Common Stock                            7,478,040
   Shares of registered investment
     companies:
     Collective investment funds                                 38,793,186
   Guaranteed investment contracts:
     Nonrestricted                                                1,062,116
     Restricted                                                   3,883,635
                                                               ------------
                                                                 51,366,284

 Receivables:
   Employer's contribution                                        2,543,281
   Participants' contributions                                      101,422
   Interest                                                           3,913
   Loans                                           $4,661,737     4,661,737
                                                  -------------------------
 Total receivables                                  4,661,737     7,310,353
                                                  -------------------------
 Total assets                                       4,661,737    58,676,637
                                                  -------------------------

 LIABILITIES
 Accrued expenses and other                                          37,005
                                                  -------------------------

 Net assets available for benefits                 $4,661,737   $58,639,632
                                                  =========================

See accompanying notes.

                                                  Viking Financial Security Plan

                                                Statements of Changes in Net Assets
                                           Available for Benefits, With Fund Information

                                                   Year ended December 31, 1994


                                                                                                    FUND INFORMATION
                                       --------------------------------------------------------------------------------------
                                                                                       VIKING
                                         COMPANY         FIXED          ASSET          INCOME         S&P 500        AIM
                                          STOCK          INCOME       ALLOCATION    ACCUMULATION       STOCK     CONSTELLATION
                                          FUND            FUND           FUND           FUND           FUND          FUND
                                       --------------------------------------------------------------------------------------
 Additions to net assets
   attributed to:
 Investment income (loss):
   Net appreciation (depreciation)
     in fair value of investments       $ (675,370)                   $(1,301,602)    $  (165,686)    $  (348,875)   $  5,812
   Interest                                  5,489     $  446,328                         799,139
   Dividends                               157,361                        875,198                         427,160       2,196
                                       --------------------------------------------------------------------------------------
                                          (512,520)       446,328        (426,404)        633,453          78,285       8,008
 Contributions:
   Participants                          1,541,579                      2,411,023       2,563,674       2,014,172       4,629
   Employers                               568,487                        768,093         874,366         671,617      39,514
                                       --------------------------------------------------------------------------------------
                                         2,110,066                      3,179,116       3,438,040       2,685,789      44,143
                                       --------------------------------------------------------------------------------------
 Total additions                         1,597,546        446,328       2,752,712       4,071,493       2,764,074      52,151
                                       --------------------------------------------------------------------------------------

 Deductions from net assets
   attributed to:
   Benefits paid to participants           290,773                        509,872         661,511         350,309

   Expenses                                  5,535                          8,467           8,558           6,264
                                       --------------------------------------------------------------------------------------
 Total deductions                          296,308                        518,339         670,069         356,573
                                       --------------------------------------------------------------------------------------

 Net increase prior to interfund
   transfers                             1,301,238        446,328       2,234,373       3,401,424       2,407,501      52,151
 Interfund transfers (net)                 340,766        (73,746)     (2,306,971)        651,257        (474,991)    277,672
                                       --------------------------------------------------------------------------------------

 Net increase (decrease) in net
   assets                                1,642,004        372,582         (72,598)      4,052,681       1,932,510     329,823

 Net assets available for benefits
   Beginning of year                     8,090,346      3,864,979      16,715,468      13,461,499      11,845,603
                                       --------------------------------------------------------------------------------------

   End of year                          $9,732,350     $4,237,561     $16,642,870     $17,514,180     $13,778,113    $329,823
                                       ======================================================================================




                                         ----------------------------------------------------------
                                          TEMPLETON    STAGECOACH                  EMPLOYEE
                                           FOREIGN      LIFEPATH       SWEEP         LOAN
                                            FUND         FUNDS        ACCOUNT       ACCOUNT          TOTAL
                                         ---------------------------------------------------------------------
 Additions to net assets
   attributed to:
 Investment income (loss):
   Net appreciation (depreciation)
     in fair value of investments         $ (2,610)    $   (293)                                   $(2,488,624)
   Interest                                                              $112         $439,820       1,690,888
   Dividends                                 2,189        3,688                                      1,467,792
                                         ---------------------------------------------------------------------
                                              (421)       3,395           112          439,820         670,056
 Contributions:
   Participants                              5,641        8,409                                      8,549,127
   Employers                                40,269       67,255                                      3,029,601
                                         ---------------------------------------------------------------------
                                            45,910       75,664                                     11,578,728
                                         ---------------------------------------------------------------------
 Total additions                            45,489       79,059           112          439,820      12,248,784
                                         ---------------------------------------------------------------------

 Deductions from net assets
   attributed to:
   Benefits paid to participants                                        4,589          183,273       2,000,327

   Expenses                                                   4        20,495                           49,323
                                         ---------------------------------------------------------------------
 Total deductions                                             4        25,084          183,273       2,049,650
                                         ---------------------------------------------------------------------

 Net increase prior to interfund
   transfers                                45,489       79,055       (24,972)         256,547      10,199,134
 Interfund transfers (net)                 313,649      410,235        24,972          837,157

                                         ---------------------------------------------------------------------
 Net increase (decrease) in net
   assets                                  359,138      489,290                      1,093,704      10,199,134

 Net assets available for benefits
   Beginning of year                                                                 4,661,737      58,639,632
                                         ---------------------------------------------------------------------

   End of year                            $359,138     $489,290     $       -       $5,755,441     $68,838,766
                                         =====================================================================

See accompanying notes.



                                                  Viking Financial Security Plan

                                           Statements of Changes in Net Assets Available
                                          for Benefits, With Fund Information (continued)

                                                   Year ended December 31, 1993


                                                                                             FUND INFORMATION
                                                       --------------------------------------------------------------------
                                                                                                   VIKING
                                                          COMPANY      FIXED          ASSET        INCOME        S&P 500
                                                           STOCK      INCOME       ALLOCATION   ACCUMULATION      STOCK
                                                            FUND       FUND           FUND          FUND           FUND
                                                       --------------------------------------------------------------------
 Additions to net assets
   attributed to:
 Investment income:
   Net appreciation (depreciation) in fair value
     of investments                                     $ (822,785)               $ 1,495,108  $    (1,015)    $   764,760

   Interest                                                  2,762   $  161,002                    699,375
   Dividends                                               126,673                    406,463                      134,551
                                                       --------------------------------------------------------------------
                                                          (693,350)     161,002     1,901,571      698,360         899,311

 Contributions:
   Plan participants                                     1,310,668                  2,107,449    2,162,458       1,540,766
   Employers                                               456,877                    774,093      733,704         578,338
                                                       --------------------------------------------------------------------
                                                         1,767,545                  2,881,542    2,896,162       2,119,104
                                                       --------------------------------------------------------------------
 Total additions                                         1,074,195      161,002     4,783,113    3,594,522       3,018,415
                                                       --------------------------------------------------------------------

 Deductions from net assets attributed to:
   Benefits paid to participants                           299,120                    518,763      818,659         433,146
   Expenses                                                  7,026                     12,006       11,171           8,495
                                                       --------------------------------------------------------------------
 Total deductions                                          306,146                    530,769      829,830         441,641
                                                       --------------------------------------------------------------------

 Net increase prior to interfund transfers                 768,049      161,002     4,252,344    2,764,692       2,576,774
 Interfund transfers (net)                                (276,360)    (132,925)       90,843     (598,157)         62,085
                                                       --------------------------------------------------------------------
 Net increase in net assets                                491,689       28,077     4,343,187    2,166,535       2,638,859

 Net assets available for benefits
   Beginning of year                                     7,598,657    3,836,902    12,372,281   11,294,964       9,206,744
                                                       --------------------------------------------------------------------

 End of year                                            $8,090,346   $3,864,979   $16,715,468  $13,461,499     $11,845,603
                                                       ====================================================================


                                                       ---------------------------------------------
                                                                          EMPLOYEE
                                                           SWEEP            LOAN
                                                          ACCOUNT          ACCOUNT         TOTAL
                                                       ---------------------------------------------
 Additions to net assets
   attributed to:
 Investment income:
   Net appreciation (depreciation) in fair value
     of investments                                                                     $ 1,436,068

   Interest                                             $       18      $   382,862       1,246,019
   Dividends                                                                                667,687
                                                       ---------------------------------------------
                                                                18          382,862       3,349,774

 Contributions:
   Plan participants                                                                      7,121,341
   Employers                                                                              2,543,012
                                                       ---------------------------------------------
                                                                                          9,664,353
                                                       ---------------------------------------------
 Total additions                                                18          382,862      13,014,127
                                                       ---------------------------------------------

 Deductions from net assets attributed to:
   Benefits paid to participants                             5,506          221,679       2,296,873
   Expenses                                                     74                           38,772
                                                       ---------------------------------------------
 Total deductions                                            5,580          221,679       2,335,645
                                                       ---------------------------------------------

 Net increase prior to interfund transfers                  (5,562)         161,183      10,678,482
 Interfund transfers (net)                                   5,562          848,952
                                                       ---------------------------------------------
 Net increase in net assets                                               1,010,135      10,678,482

 Net assets available for benefits
   Beginning of year                                                      3,651,602      47,961,150
                                                       ---------------------------------------------

 End of year                                            $        -      $ 4,661,737     $58,639,632
                                                       =============================================

See accompanying notes.

                         Viking Financial Security Plan

                         Notes to Financial Statements

                               December 31, 1994




NOTE A-DESCRIPTION OF THE PLAN

The following description of the Viking Financial Security Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible employees of Viking Freight System, Inc. and any subsidiary or related company that adopts the Plan (the "Employers"). Employees are eligible to become active members of the Plan upon reaching the age of twenty-one, completing 12 months of service, and working at least 1,000 hours during that period.

CONTRIBUTIONS

Participants may make before tax contributions from 1% to 15% of their total pay subject to Internal Revenue Service limitations. The Employers match 50% of the employees' contributions up to a maximum of 3% of the employees' salaries. The Employers' matching contributions are invested in the Plan's investment options based on elections by participants. Employees select how to invest their contributions in increments of 1% among the investment funds listed below. Contributions to the Plan are deposited in a trust fund maintained by Wells Fargo Bank N.A., trustee of the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and an allocation of the Company's matching contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Employee contributions, their employer's matching contributions and any investment earnings are 100% vested and are nonforfeitable.

INVESTMENT OPTIONS

The assets of the Plan are invested primarily in the following investment funds:

    COMPANY STOCK FUND - The assets of this fund are invested in common stock of Roadway Services, Inc. These investments are valued based upon the closing quoted market price on the last business day of the plan year.

                         Viking Financial Security Plan

NOTE A-DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

    FIXED INCOME FUND - The assets of this fund are invested in a guaranteed investment contract with Mutual Benefit Life. Since July 16, 1991, assets invested in the Mutual Benefit Life Guaranteed Investment Contract have been restricted (see Note E). In February 1992, all unrestricted assets of this fund were transferred to the Viking Income Accumulation Fund.

    ASSET ALLOCATION FUND - The assets of this fund are invested in the Stagecoach, Inc. Asset Allocation Fund. The investments of the fund are allocated among three investment types: common stock, U. S. Treasury bonds, and money market instruments. The fair value of the units owned by the Plan are based upon quoted redemption values on the last business day of the plan year.

    VIKING INCOME ACCUMULATION FUND - The assets of this fund are invested in a mix of fixed-rate and variable-rate investments. The assets consist of a guaranteed investment contract with New York Life Insurance and an investment in the Wells Fargo Income Accumulation Fund. The guaranteed investment contract earns a guaranteed rate of return, and the withdrawal of funds is restricted as specified in the contract. The Wells Fargo Income Accumulation Fund is part of the Wells Fargo Institutional Trust Company Collective Trust Funds and invests in guaranteed investment contracts, bank investment contracts, U. S. government securities and short-term money market instruments. The fair value of the units owned by the Plan is based upon quoted redemption values on the last business day of the plan year.

    S&P 500 STOCK FUND - The assets of this fund are invested in the Stagecoach, Inc. S&P 500 Stock Fund. This equity fund invests daily in the same stocks and substantially the same percentages as the S&P 500 Index. The fair value of the units owned by the Plan are based upon quoted redemption values on the last business day of the plan year.

    AIM CONSTELLATION FUND - The assets of this fund are invested in the AIM Constellation Fund. This equity fund seeks capital appreciation by investing in the common stock of principally medium-sized and smaller emerging growth companies. The fair value of the units owned by the Plan is based upon the quoted redemption value on the last business day of the plan year.


    TEMPLETON FOREIGN FUND - The assets of this fund are invested in the Templeton Foreign Fund. This fund seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the United States. The fair value of the units owned by the Plan is based upon the quoted redemption value on the last day of the plan year.

                         Viking Financial Security Plan

NOTE A-DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

    STAGECOACH LIFEPATH FUNDS - The assets of this fund are invested in the LifePath Funds offered by Stagecoach Trust. These Funds invest their assets in a separate series of Master Investment Portfolio, an open-end management investment company including: LifePath 2000, LifePath 2010, LifePath 2020, LifePath 2030 and LifePath 2040. The investment strategy of each fund is to invest in a combination of domestic and foreign equity, fixed income and other securities to provide a risk-managed rate of return to maximize assets for retirement based on planned retirement in the decade indicated in the fund name. The fair value of the units owned by the Plan is based upon the quoted redemption value on the last day of the plan year.

    SWEEP ACCOUNT - Any contributions, distributions, purchases or sales of fund assets are transacted in the Sweep Account. The Sweep Account is a short-term money market account.

    EMPLOYEE LOAN ACCOUNT - This account includes all loans made to participants. Participants pay interest on the loans at rates between 8% and 13-1/2%.

NOTE B-SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Security transactions are recorded on a trade date basis. Loans receivable from participants are valued at cost which approximates fair value.

Substantially all administrative fees are paid by Viking Freight System, Inc.

NOTE C-PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, participants are entitled to receive the value of their accounts.

NOTE D-INCOME TAX STATUS

The Internal Revenue Service ruled on February 22, 1991 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         Viking Financial Security Plan

NOTE E-MUTUAL BENEFIT LIFE GUARANTEED INVESTMENT CONTRACT

During 1991, the State of New Jersey insurance regulators took control of Mutual Benefit Life and froze all existing assets of the company. As a result of these events, the future recoverability of the Plan's assets held by Mutual Benefit Life is uncertain. Due to the restricted status of the Mutual Benefit Life Guaranteed Investment Contract, Viking Freight System, Inc., has committed to protect plan participants from any loss of principal (participant contributions and the Employers' match) as well as any credited interest upon maturity of the contract.


                                                  Viking Financial Security Plan

                                          Schedule of Assets Held for Investment Purposes

                                                         December 31, 1994



                                                DESCRIPTION OF INVESTMENT,
                                                  INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST, COLLATERAL,                            CURRENT
       LESSOR OR SIMILAR PARTY                    PAR OR MATURITY VALUE               COST                VALUE
- -------------------------------------------------------------------------------------------------------------------
 Roadway Services, Inc.*                        157,854 shares of common           $ 8,897,972        $  8,958,215
                                                   stock
 Stagecoach, Inc.* Asset Allocation             1,674,713 units of collective       16,722,790          15,842,787
    Fund                                           investment fund
 Wells Fargo Bank, N.A.* Wells Fargo            1,326,529 units of collective       15,604,525          15,454,064
    Income Accumulation Fund                       investment fund
 Stagecoach, Inc.*                              1,285,836 units of collective       13,022,588          13,076,958
    S&P 500 Stock Fund                             equity investment fund
 New York Life Insurance Company                Fixed income investment              1,151,758           1,151,758
    Guaranteed investment contract                 contract
 Mutual Benefit Life Insurance                  Fixed income investment              3,828,031           3,828,031
    Company** Guaranteed investment                contract
    contract
 Wells Fargo Bank, N.A.:*                       Short-term investment                  125,930             125,930
                                                   fund
 AIM Constellation Fund                         16,774 units of collective             282,612             288,350
                                                   investment fund
 Templeton Foreign Fund                         35,926 units of collective             319,475             316,865
                                                   investment fund
 Stagecoach Lifepath Funds:                     Collective investment funds:
    LifePath 2000 Fund                             3,325 units                          32,143              31,722
    LifePath 2010 Fund                             12,115 units                        116,630             115,460
    LifePath 2020 Fund                             17,487 units                        167,742             168,224
    LifePath 2030 Fund                             5,069 units                          48,819              48,713
    LifePath 2040 Fund                             5,599 units                          53,833              54,755
                                                                                  -------------        ------------
                                                                                    60,374,848          59,461,832
 Loans receivable                               Maturing at various dates
                                                   through 2004 at interest
                                                   rates ranging from 8% to
                                                   13-1/2%                           5,755,441           5,755,441
                                                                                  -------------        ------------

                                                                                   $66,130,289         $65,217,273
                                                                                  =============        ============

*   A party-in-interest as defined by ERISA
** As described in Note E of Notes to Financial Statements, the assets of Mutual Benefit Life were frozen by state insurance regulators.

                                                  Viking Financial Security Plan

                                                Schedule of Reportable Transactions

                                                   Year ended December 31, 1994


                                                                                        CURRENT
                                                                                       VALUE OF
 IDENTITY OF                                                                           ASSET ON
  PARTY                                    PURCHASE       SELLING        COST OF      TRANSACTION    NET GAIN
 INVOLVED      DESCRIPTION OF ASSETS        PRICE          PRICE          ASSET          DATE        OR (LOSS)
 -----------------------------------------------------------------------------------------------------------------
 Category (i)-Individual Transactions in Excess of 5% of the Current Value of Plan  Assets


 **       Wells Fargo Bank, N.A.*:
          Money Market Fund             $3,369,969                      $3,369,969      $3,369,969
          collective investment fund                    $3,369,969       3,369,969       3,369,969



 **       Wells Fargo Bank, N.A.*:
          Income Accumulation Fund
          collective investment fund     3,355,296                       3,355,296       3,355,296



 Category (iii)--Series of Transactions in Excess of 5% of the Current Value of Plan  Assets


 **       Wells Fargo Bank, N.A.*:
          Stagecoach, Inc.  Asset        4,383,864                       4,383,864       4,383,864
          Allocation Fund


 **       Wells Fargo Bank, N.A.*:
          Stagecoach, Inc.  Asset                        3,150,980       3,218,345       3,150,980      (67,365)
          Allocation Fund


 **       Wells Fargo Bank, N.A.*:       4,272,309                       4,272,309       4,272,309
          Stagecoach S&P 500 Fund                        2,088,369       2,062,845       2,088,369       25,524



 **       Wells Fargo Bank, N.A.*:
          Money Market Fund              8,316,508       8,316,508       8,316,508       8,316,508


 **       Wells Fargo Bank, N.A.*:       5,149,115                       5,149,115       5,149,115
          Income Accumulation Fund                       1,881,461       1,896,686       1,881,461      (15,225)


*   A party-in-interest as defined by ERISA.
**  Transactions made on the market.

There were no category (ii) or (iv) reportable transactions during 1994.

                                      11